CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Floating Rate Notes with Cap and Floor due March 13, 2020	5,000	$1,000	$5,000,000	$581.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

March 2015
Filed Pursuant to Rule 424(b)(8) Registration Statement No. 333-180488 Pricing Supplement Dated March 10, 2015

INTEREST RATE STRUCTURED PRODUCTS

$5,000,000 Floating Rate Notes with Cap and Floor due March 13, 2020

The Floating Rate Notes with Cap and Floor (the “notes”) are senior unsecured obligations of Bank of America Corporation. All payments due on the notes, including the payment of principal and interest, will be subject to our credit risk. The notes will be issued in minimum denominations of $1,000, and whole multiples of $1,000. The notes are senior debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will not be listed on any securities exchange.

SUMMARY TERMS*

Issuer:	Bank of America Corporation (“BAC”)

Stated principal amount:	$1,000 per note

Pricing date:	March 10, 2015

Original issue date:	March 13, 2015

Maturity date:	March 13, 2020

Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest.

Interest rate determination:	USD Libor-BBA with a maturity of 3 months, taken from Reuters page LIBOR01 at approximately 11:00 A.M. London time, two London business days prior to the beginning of each quarterly interest period. See the section in the prospectus “Description of Debt Securities—Floating-Rate Notes” for a description of how the interest rate will be determined.

Index maturity:	3 months

Interest day count fraction:	30/360

Coupon interest rule:	Following business day convention, subject to no adjustment for coupon period end dates.

Interest payment dates:	March 13, June 13, September 13 and December 13 of each year, commencing June 13, 2015, subject to adjustment as described in the prospectus if any such date is not a business day.

Maximum interest rate:	4.20% per annum

Minimum interest rate:	1.20% per annum

Selling agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

CUSIP:	06048WQL7

Commissions and issue price:	Public offering price	Selling agent’s commissions(1)	Proceeds to issuer

Per note	$1,000	$2.50	$997.50

Total	$5,000,000	$12,500	$4,987,500

(1)	Selected dealers and their financial advisors will collectively receive from the selling agent, MLPF&S, a fixed sales commission of $2.50 for each note that they sell. See “Additional Information About the Notes—Supplemental information regarding plan of distribution; conflicts of interest.”

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-3 of this pricing supplement, page S-5 of the attached prospectus supplement, and page 9 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on March 13, 2015 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated February 24, 2015

Floating Rate Notes with Cap and Floor due March 13, 2020

About the Notes

General

You should read carefully this entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither of us nor MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

Determining the Interest on the Notes

The notes will bear interest at a per annum floating rate equal to three-month U.S. dollar LIBOR. However, the maximum rate of interest payable on the notes during any interest period is 4.20% per annum. The rate of interest payable on the notes during any interest period will not be less than 1.20% per annum.

March 2015	Page PS-2

Floating Rate Notes with Cap and Floor due March 13, 2020

Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

¡	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we default on our financial obligations, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

¡	The interest rate on the notes is capped. The interest rate that will be payable on the notes in any quarterly interest period will be limited to the Cap of 4.20% per annum. Accordingly, as a holder of the notes, you will not benefit from any increase in three-month U.S. dollar LIBOR above 4.20% per annum.

¡	We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transaction will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any relating hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

¡	We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

March 2015	Page PS-3

Floating Rate Notes with Cap and Floor due March 13, 2020

¡	Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

o	The time remaining to maturity of the notes;

o	the aggregate amount outstanding of the notes;

o	the level, direction, and volatility of market interest rates generally;

o	general economic conditions of the capital markets in the United States;

o	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

o	our financial condition and creditworthiness; and

o	any market-making activities with respect to the notes.

¡	Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

March 2015	Page PS-4

Floating Rate Notes with Cap and Floor due March 13, 2020

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
The notes:

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Prior to maturity, the notes are not redeemable at our option or repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Record dates for interest payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable interest payment is due.
Redemption at our option:	None
Redemption at option of holder:	None
Minimum ticketing size:	$1,000
Interest:

The notes will bear interest at a per annum floating rate equal to three-month U.S. dollar LIBOR. However, the maximum rate of interest payable on the notes is 4.20% per annum. The rate of interest payable on the notes will not be less than 1.20% per annum.

Calculation agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Role of the calculation agent:

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding three-month U.S. dollar LIBOR, each interest payment and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-day settlement and payment:

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Supplemental information regarding plan of distribution; conflicts of interest:

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-15 of the accompanying prospectus supplement.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon this pricing supplement, or the accompanying prospectus or prospectus supplement as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

The settlement of the notes will occur on March 13, 2015.

The selling agent and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

March 2015	Page PS-5

Floating Rate Notes with Cap and Floor due March 13, 2020

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions and other considerations, as mentioned above, and will include transaction costs.

Validity of the Notes:

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated February 24, 2015, which has been filed as an exhibit to BAC’s Post-Effective Amendment No. 2 to Registration Statement relating to the notes filed with the Securities and Exchange Commission on February 24, 2015.

Contact:

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read these documents, this document, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

The terms and risks of the notes are contained in this document and in the following:

¡      Series L MTN prospectus supplement dated February 24, 2015 and prospectus dated February 24, 2015:

         http://www.sec.gov/Archives/edgar/data/70858/000119312515060103/d875567d424b3.htm

March 2015	Page PS-6

Floating Rate Notes with Cap and Floor due March 13, 2020

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

March 2015	Page PS-7